Exhibit 4.32
Summary in English of the Assignment Agreement with respect to the Shareholders’ and Share Purchase Agreement (the “Assignment Agreement”)
The Assignment Agreement was entered into on April 7, 2011 by and between Mexico Media Investments S.L., Sociedad Unipersonal, as assignor (the “Assignor”), and Corporativo Vasco de Quiroga, S.A. de C.V., as assignee (the “Assignee”), with the consent of Grupo Salinas Telecom, S.A. de C.V. (“GST”), GSF Telecom Holdings, S.A.P.I. de C.V. (“GSF”), Orilizo Holding B.V. (“Orilizo”) and Grupo Iusacell, S.A. de C.V. (“GI”).
On April 7, 2011 the Assignor assigned to the Assignee all of its rights and obligations (the “Assignment”) under the Shareholders’ and Share Purchase Agreement entered into on December 16, 2010 by and between GST, the Assignor, GSF, Orilizo and GI (the “Shareholders’ Agreement”). The Assignee assumed all the rights and obligations of the Assignor under the Shareholders’ Agreement. As a result, the Assignee is considered the Holder of the Series B and BB Shares for all purposes of the Shareholders’ Agreement. GST and GSF released the Assignor from any and all liability arising under the Shareholders’ Agreement, and any and all rights and obligations thereunder.
Each of GSF, GST, Orilizo and GI granted its full consent for the Assignment.
The parties to the Assignment Agreement submitted to the applicable laws of Mexico and to the jurisdiction of the courts sitting in Mexico City, Federal District.

Summary in English of the Shareholders’ and Share Purchase Agreement (the “Shareholders’ Agreement”)
The Shareholders’ and Share Purchase Agreement was entered into on December 16, 2010, among Grupo Salinas Telecom, S.A. de C.V. (the “Holder of the Series A and AA Shares”), Mexico Media Investments, S.L., Sociedad Unipersonal,(the “Holder of the Series B and BB Shares” and, together with the Holder of the Series A and AA Shares, the “Shareholders”), GSF Telecom Holdings, S.A.P.I. de C.V. (the “Mexican Holding Company”), Orilizo Holding B.V. (the “Non-Mexican Subholding Company”) and Grupo Iusacell, S.A. de C.V. (“Iusacell”) and was amended on April 7, 2011.
A.	Capital Contribution by the Holder of the Series B and BB Shares
Subject to the terms of the Shareholders’ Agreement, the Holder of the Series B and BB Shares will contribute to the Mexican Holding Company up to U.S.$1,600,000,000.
The Holder of Series B and BB Shares agrees to purchase (i) 1,658,960 shares, representing 1.093875% of the outstanding stock of the Mexican Holding Company (the “Initial Series B and BB Shares”) for a total of U.S.$35,004,000, and (ii) the Series 1 Debentures and the Series 2 Debentures (collectively, the “Debentures”). The portion of the Purchase Price payable in respect of the Initial Series B and BB Shares and the Series 1 Debentures is due on the date of execution of the Shareholders’ Agreement. The portion of the Purchase Price payable in respect of the Series 2 Debentures is due no later than October 31, 2011.1
The conversion of the Series 1 Debentures and the Series 2 Debentures into Series B and BB shares of stock of the Mexican Holding Company entitles the Holder of the Series B and BB Shares to acquire 49.45% of the outstanding capital stock of the Mexican Holding Company, and, together with the purchase of the Initial Series B and BB Shares, entitles the Holder of the Series B and BB Shares to acquire 50% of the outstanding capital stock of the Mexican Holding Company.
The Holder of Series B and BB Shares will pay a premium of U.S.$400,000,000 (the “EBITDA Premium”) if the combined EBITDA for the Mexican Holding Company and Iusacell reaches U.S.$3,472,000,000 at any time during the period from 2011 to 2015. Such EBITDA shall be net of the relevant subscriber acquisition cost. The determination as to whether such EBITDA has been achieved will be based on the financial statements of the Mexican Holding Company and the consolidated financial statements of Iusacell and its subsidiaries for the relevant fiscal year and, as the case may be, the internal financial statements for such year, as reviewed by the external auditors.
The Series 1 Debentures and the Series 2 Debentures are convertible into 34,596,821 and 113,744,219 Series BB shares of common stock, respectively, representing 11.53% and 37.91% of the outstanding shares of stock of the Mexican Holding Company, respectively. Upon conversion of all the Debentures, the Holder of the Series A and AA Shares and the Holder of the Series B and BB Shares will each own 50% of the outstanding shares of stock of the Mexican Holding Company.

[1]	Note: As of June 28, 2011, U.S.$600,000,000 of the Purchase Price payable in respect of the Series 2 Debentures had been paid, and U.S.$600,000,000 remains to be paid.

Guaranty Trust
As security for the performance of their respective obligations in the Shareholders’ Agreement, concurrently with the execution of the Shareholders’ Agreement, the Holder of the Series A and AA Shares and the Holder of the Series B and BB Shares will establish a guaranty trust (the “Guaranty Trust”), and will transfer thereto all except one of the shares of stock of the Mexican Holding Company owned by each of them.
Liquidated Damages
If the Holder of the Series B and BB Shares does not pay the portion of the Purchase Price payable in respect of the Series 2 Debentures (U.S.$1,200,000,000), on the terms of the Shareholders’ Agreement and the indenture relating to the Debentures, it will forfeit all of its rights thereto, and the Series B and BB Shares shall be cancelled. In addition, all amounts outstanding under the Series 1 Debentures will be deemed paid and the Mexican Holding Company will have no further obligations in respect thereof. The Holder of the Series B and BB Shares shall not be deemed to have defaulted with its payment obligations by virtue of paying an amount less than U.S.$1,200,000,000 as a result of any adjustment to the Purchase Price pursuant to, or the exercise of any right under, the Shareholders’ Agreement.
If the Holder of the Series A and AA Shares interferes with the payment of the portion of the Purchase Price payable in respect of the Series 2 Debentures or the conversion of the Debentures or takes any action to challenge the validity of the Debentures or certain related matters, the Holder of the Series A and AA Shares and the Mexican Holding Company will be jointly and severally liable to the Holder of the Series B and BB Shares for reimbursement of the portion of the Purchase Price paid by the Holder of the Series B and BB Shares in respect of the Initial Series B and BB Shares (U.S.$35,004,000) and the Series 1 Debentures (U.S.$364,996,000), plus interest, plus U.S.$400,000,000 on account of liquidated damages.
If the Holder of the Series A and AA Shares does not pay the amount finally determined pursuant to the Shareholders’ Agreement as an adjustment to the Purchase Price, or does not deliver the information requested for purposes of determining such adjustment, it shall pay to the Holder of the Series B and BB Shares, as liquidated damages, an amount equal to the adjustment in Purchase Price.
Use of Proceeds
The amounts actually paid to the Mexican Holding Company by the Holder of the Series B and BB Shares will be contributed to IF Telecoms, S.A. de C.V. for their use in such manner consistent with the business plan of the Mexican Holding Company and Iusacell and its subsidiaries as the board of directors of the Mexican Holding Company may determine.

B.	Management of the Mexican Holding Company, the Non-Mexican Subholding Company, Iusacell and its subsidiaries
Until such time as the Condition Precedent (as defined below) shall have been satisfied, the board of directors of the Mexican Holding Company and the executive committee of Iusacell and its subsidiaries will be composed of four members, one of whom will be appointed by the Holder of the Series B and BB Shares. Following the satisfaction of the Condition Precedent, the board of directors and the executive committee will be composed of six and four members, respectively, half of whom will be appointed by the Holder of the Series B and BB Shares.
Certain matters specified in the Shareholders’ Agreement are subject to approval by the affirmative vote of at least three of the four or five of the six members, as the case may be, of the board of directors of the Mexican Holding Company, Iusacell or the relevant subsidiary of Iusacell, as the case may be.
C.	Advertising
Iusacell will purchase advertising services with an aggregate value of U.S.$125,000,000 over the five year period following the execution of the Shareholders’ Agreement.
D.	Financial Advisors
The Mexican Holding Company will pay financial advisory or other fees, commissions or consideration for the negotiation and implementation of the purchase of the shares and/or the Debentures, and/or ancillary services. These fees will be payable to the persons designated by the Holder of the Series A and AA Shares and the Holder of the Series B and BB Shares.2
E.	Authorizations
The conversion of the Debentures is subject to the Federal Competition Commission not issuing any objection as with respect to the conversion of the Debentures by the Holder of the Series B and BB Shares, on or before the Final Conversion Date for the Series 2 Debentures (as such term is defined in the indenture relating to the issuance of the Debentures) (the “Condition Precedent”).
F.	Impasse
In the event of certain circumstances under which the parties fail to reach an agreement in relation to certain matters specified in the Shareholders’ Agreement (an “Impasse”), either party (the “Sender”) shall, subject to certain conditions, have the right to give the other party (the “Recipient”) notice of the Impasse, setting forth a price per share in respect of the shares of stock of the Mexican Holding Company. Following receipt of such notice, the Recipient shall give the Sender notice of its intent to either sell to the Sender all of the shares of stock of the Mexican Holding Company held by the Recipient, or purchase from the Sender all of the shares of stock of the Mexican Holding Company held by the Sender, at such price per share, upon which each party shall be obliged to sell or purchase such shares to or from the other party, as the case may be, at such price per share.

[2]	It is expected that the persons designated to receive these fees and other consideration will be independent advisors.

G.	Other Rights and Obligations
(i) The amount payable by the Holder of the Series B and BB Shares in respect of the Series 2 Debentures, or (ii) the Purchase Price, will be U.S.$1,200,000,000 less the difference between U.S.$140,000,000 and the decrease in liabilities attributable to the Notes whose holders shall have joined certain reorganization plans by a certain date. The Holder of the Series B and BB Shares will be liable for payment of any further decrease in the liabilities that is attributable to the Notes whose holders join these reorganization plans by a certain later date.
H.	Indemnification Obligations of the Holder of the Series A and AA Shares
The Holder of the Series A and AA Shares agrees to (i) indemnify the Holder of the Series B and BB Shares for losses incurred by Iusacell and its subsidiaries from any discrepancy between the information contained in the representations and warranties of the Holder of the Series A and AA Shares and Iusacell and the outcome of the Review (as defined below), or any fact, act or omission occurred prior to the date of execution of the Shareholders’ Agreement and (ii) indemnify Iusacell, its subsidiaries and the Holder of the Series B and BB Shares against any claim resulting from a discrepancy between such representations and warranties and the outcome of the Review.
I.	Review
The Holder of the Series B and BB Shares is entitled to instruct auditors to perform a review (the “Review”) of certain financial statements of Iusacell and its subsidiaries. The Purchase Price shall be adjusted in the event that certain inaccuracies in such financial statements or in certain representations and warranties of the Holder of the Series A and AA Shares and Iusacell are identified. In addition, the Purchase Price may be adjusted if, subsequent to the Review, Iusacell and/or any of its subsidiaries becomes aware of any fact or act predating the execution of the Shareholders’ Agreement and resulting in a loss for Iusacell or any of its subsidiaries.
J.	Termination
The Shareholders’ Agreement will terminate upon the transfer by any party, to any third party, of all the shares of stock of the Mexican Holding Company, the Non-Mexican Subholding Company, Iusacell, and the subsidiaries of Iusacell held by such party, or of its rights under the Guaranty Trust, in accordance with the applicable bylaws, except transfers to certain pre-approved transferees.

K.	Assignment of Rights and Obligations
No party may assign or transfer any of its rights and obligations under the Shareholders’ Agreement, except to certain pre-approved transferees or with the prior written consent of the other parties.
L.	Change in Control
If (i) the Holder of the Series A and AA Shares or the Holder of the Series B and BB Shares transfers any portion of its ownership interest in the Mexican Holding Company, the Non-Mexican Subholding Company, Iusacell, or the subsidiaries of Iusacell, in violation of the Shareholders’ Agreement or the corporate bylaws of any such entity, or (ii) the person or persons currently in control of the Holder of the Series A and AA Shares or the Holder of the Series B and BB Shares, ceases to exercise the control of either such shareholder, then the Holder of the Series A and AA Shares or the Holder of the Series B and BB Shares who made such transfer or suffered such change in control will pay to the other shareholder, as liquidated damages, an amount equal to the consideration received by it as a result of such event, or U.S.$500,000,000, whichever is higher.
The Holder of the Series B and BB Shares will not be deemed to have suffered a change in control if a particular assignment or transfer is made to certain pre-approved transferees.
M.	Applicable Law; Jurisdiction
The parties submitted to the applicable laws of Mexico and to the jurisdiction of the courts sitting in Mexico City, Federal District.
N.	Certain Definitions
“EBITDA” shall mean the operating profit for any given year, as determined in accordance with the financial reporting standards (Normas de Información Financiera) issued by the Mexican Council for the Research and Development of Financial Reporting Standards (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera) (“Mexican NIF”), plus depreciation and amortization.
“Notes” shall mean the Senior Secured Notes due 2013, issued by Iusacell, and the Senior Subordinated First Lien Notes due 2011 and Senior Subordinated Second Lien Notes due 2012, issued by Grupo Iusacell Celular, S.A. de C.V.
“Purchase Price” shall mean the aggregate consideration payable in respect of the Series B and BB Shares, the Series 1 Debentures and the Series 2 Debentures, irrespective of whether the Series 1 Debentures or the Series 2 Debentures shall have been converted into shares of stock of the Mexican Holding Company.
“Series 1 Debentures” shall mean the Series 1 Debentures in the aggregate principal amount of U.S.$364,996,000.
“Series 2 Debentures” shall mean the Series 2 Debentures in the aggregate principal amount of U.S.$1,200,000,000.